SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Utah Medical Products, Inc.

(Name of Subject Company (Issuer))

Utah Medical Products, Inc.

(Names of Filing Persons (Issuer and Offeror))

Common Stock, $0.01 par value per share

(Title of Class of Securities)

917488108

(CUSIP Number of Class of Securities)

Kevin L. Cornwell

Chairman & CEO

Utah Medical Products, Inc.

7043 S 300 W

Midvale, UT 84047

Telephone: (801) 566-1200

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Filing Persons)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Utah Medical Products, Inc. Commences Tender Offer

Contact:  Brian Koopman September 24, 2026

   (801) 566-1200

Salt Lake City, Utah – Utah Medical Products, Inc. (Nasdaq: UTMD) is offering to purchase up to 650,000 shares of its common stock at $75.00 per share. The $75.00 per share price represents a 17% premium over the average daily closing price of the stock during the last twelve months, and a 21% premium over the average daily closing price of the stock during the last twenty-four months.

The conditions of the Offer are explained in detail in the SEC Form TO Offer to Purchase and Letter of Transmittal filed with the SEC at  https://www.sec.gov/Archives/edgar/data/706698/000109690626001428/0001096906-26-001428-index.html

Please read the materials carefully before making any decision with respect to the Offer. The Board of Directors of the Company has approved the tender offer but neither the Company nor the Board of Directors is making any recommendation to stockholders as to whether to tender or refrain from tendering their shares. Stockholders must make their own decisions whether or not to tender their shares and, if so, how many shares to tender.

The Letter of Transmittal and certificates for Shares and any other required documents should be sent or delivered by each stockholder or his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at its address set forth below. The Depositary for the Offer is:

                        Computershare Trust Company, N.A.
                        P.O. Box 43011
                        Providence, RI  02940-3100
                        Attn: Voluntary Corporate Actions

Additional copies of the Offer to Purchase, the Letter of Transmittal or other tender offer materials may be obtained from the Information Agent and will be furnished at the Company's expense. Questions and requests for assistance concerning the Offer should be directed to the Information Agent:
                          Georgeson LLC
                          51 West 52nd Street, 6th Floor
                          New York, NY 10019

                          Call Toll Free: (866) 920-7258

The purpose of the Offer is to provide liquidity for those stockholders desiring to sell all or a portion of their shares at a premium over the trading prices for the shares over the last two years. UTMD's first half of 2026 sales and net profits were 12% and 13% lower relative to the same period in 2025, respectively. UTMD's EBITDA for the most recent twelve months, which includes the last half of 2025 and the first half of 2026, were $15,703,744. Because of positive cash flow, UTMD believes that it can afford to make an investment that should, by antidilution, substantially enhance the value of shares held by stockholders who remain confident in the Company's future performance and do not sell at this time.

According to CEO Kevin Cornwell, “I would like to be clear that in my opinion UTMD's shares are presently undervalued, even at $75.00 per share. Using average medical device industry and S&P 500 stock market valuation multiples, UTMD's stock would be fairly trading in the $90 per share range. The recent decline in UTMD’s revenues and profits combined with a perception in the current stock market environment that large revenues are necessary for success, and the low trading activity of micro-capitalization stocks in comparison to the larger capitalization stocks in the medical device industry, have adversely affected UTMD's ability to properly negotiate its fair market value in the event of a merger with another company.”

UTMD’s Board of Directors believes that this Offer demonstrates to UTMD's stockholders the Company's confidence in its business, and may lead to a value more consistent with other companies with comparable financial performance. Going forward, UTMD management remains optimistic about its ability to grow and improve financial performance. Management believes that UTMD’s anticipated financial performance and credit facility are adequate to fund planned internal new product development and make acquisitions similar to those made in the past.

Please note that the Offer is scheduled to expire at 5:00 p.m. New York City time, on Tuesday October 7, unless extended by UTMD.

Utah Medical Products, Inc., with particular interest in health care for women and their babies, develops, manufactures and markets a broad range of disposable and reusable specialty medical devices recognized by clinicians in over a hundred countries around the world as the standard for obtaining optimal long-term outcomes for their patients.  For more information about Utah Medical Products, Inc., visit UTMD’s website at www.utahmed.com.